2nd Amended & Restated Appendix B
to
SUB-ADVISORY AGREEMENT
BETWEEN
361 CAPITAL, LLC
AND
ANALYTIC INVESTORS, LLC

Fees and Expenses:

Fund	Fee
361 Global Long/Short Equity Fund	0.625%* of the Fund’s daily net assets
361 Domestic Long/Short Equity Fund	0.55% of the Fund’s daily net assets

*	0.3125% for the first 6 months from the Fund’s inception date.

Agreed and accepted this ______day of _______________, 2016

361 CAPITAL, LLC	ANALYTIC INVESTORS, LLC

By:	By:
Print Name:	Print Name:
Title:	Title: